MANUALLY EXECUTED COPY

02043320

JUL 1 8 2002

1086

1-14640-01

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

P.E. 7/1/02

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2002

Unibanco Holdings S.A.
(Translation of Registrant's Name Into English)

Av. Eusébio Matoso S.A.
05423-901 São Paulo-SP
Brazil
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________]

PROCESSED
JUL 2 3 2002
THOMSON
FINANCIAL

21160724v22

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2002

UNIBANCO HOLDINGS S.A.

By: ______________________________

ISRAEL VAINBOIM
Diretor Presidente

By: ______________________________

MAURO AGONILHA
Diretor

UNIBANCO

FOR IMMEDIATE RELEASE
For more information contact:
José Lucas Melo, Julia Reid, Fabiane Jampolsky or Leandro Alves
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 – 15th floor - São Paulo, SP 05423-901
Tel.: (55 11) 3097-1626 / 3097-1313
Fax: (55 11) 3097-6182 / 3813-4830
E-mail: *investor.relations@unibanco.com.br*

THE EXECUTIVE OFFICERS OF UNIBANCO AND UNIBANCO HOLDINGS PROPOSE THE PAYMENT OF INTERIM DIVIDENDS FOR 2002 FISCAL YEAR

(São Paulo, Brazil, July 16, 2002) - The Executive Officers of UNIBANCO – União de Bancos Brasileiros S.A. ("Unibanco") and UNIBANCO HOLDINGS S.A. ("Unibanco Holdings") have decided to propose to their respective Boards of Directors that meetings of such boards be held on July 24, 2002 in order to decide about the payment of interim dividends, to be starting on July 31, 2002.

The Executive Officers of Unibanco and Unibanco Holdings have decided to propose to their Board of Directors the payment of dividends in the total amount of R$ 160.0 million and R$ 93.8 million, respectively.

The table below shows the values of dividends per one thousand shares, except for GDS, which are shown per GDS:

	UBB-ON	UBB-PN	HOL-ON	HOL-PNA	HOL-PNB	UNITS	GDS
	UBBR3	UBBR4	UBHD3	UBHD5	UBHD6	UBBR11	NYSE-UBB
In R$	1.1047	1.2152	1.1200	1.2320	1.1200	2.3352	1.1676

If such proposals are approved, the holders of Units, each representing one preferred share of Unibanco and one class "B" preferred share of Unibanco Holdings, shall be entitled to receive dividends in the amount shown above.

Unibanco and Unibanco Holdings shares and Units will be traded in the Brazilian market with the right to receive payment of dividends up to July 24, 2002, and will be traded without this right ("ex-dividends") in the Brazilian market on the immediately succeeding business day.

July 24, 2002 will be the Record Date for the purpose of determining the holders of GDS who will be entitled to receive the proposed payment. Each GDS listed on the New York Stock Exchange (NYSE: UBB) is equivalent to 500 Units.

XXX